Exhibit 99.8

Tel: 298 881-1111 Fax: 905 845-8615 www.bdo.ca	BDO Canada LLP 360 Oakville Place Drive, Suite 500 Oakville, Ontario L6H 6K8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use of our report dated March 31, 2026 relating to the consolidated financial statements of Cardiol Therapeutics Inc. which appears in this Annual Report on Form 40-F. We also consent to the incorporation by reference in Registration Statements on Forms F-10 (File No. 333-262342, No. 333-280713 and No. 333-291293) and Forms S-8 (File No. 333-258940 and No. 333-262216) of Cardiol Therapeutics Inc. of our report dated March 31, 2026 referred to above.

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Canada

March 31, 2026

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms